



13003903

Annual Report 2013

North European Oil Royalty Trust



ATTENTION:

PLEASE RETAIN
CRITICAL TAX INFORMATION ENCLOSED

The Annual Meeting of Unit Owners will be held on February 11, 2014, at 10:30 A.M., in Rooms 3 and 4, Ninth Floor, at the University Club, 1 West 54th Street, New York City (northwest corner of 5th Avenue; entrance on 54th Street). All unit owners are cordially invited to attend.

If you plan to attend the meeting, please note that The University Club has a dress code. Gentlemen are required to wear a jacket and ladies are required to wear business attire. The University Club does not make exceptions.

Table of Contents

IMPORTANT TAX INFORMATION

For your convenience, the information necessary to prepare your 2013 tax return is included in the removable "2013 tax letter" on Pages 33 through 36. Please note that there will be no separate mailing of the tax letter.

NORTH EUROPEAN OIL ROYALTY TRUST

Report to Unit Owners:

FOURTH QUARTER 2013

Net income for the Trust for the fourth quarter of fiscal 2013 was $4,860,365, an increase of 3.87% from net income of $4,679,489 for the fourth quarter of fiscal 2012. The Trust receives nearly all of its royalties under two royalty agreements. The Mobil Agreement is the higher royalty rate agreement and covers gas sales from the western half of the Oldenburg concession. The OEG Agreement is the lower royalty rate agreement and covers gas sales from the entire Oldenburg concession. Gas royalties under the Mobil Agreement for the fourth quarter of fiscal 2013 were reduced by negative adjustments from the prior quarter and year totaling $100,303, as compared to negative adjustments totaling $312,460 for the fourth quarter of fiscal 2012. Gas royalties under the OEG Agreement for the fourth quarter of fiscal 2013 were reduced by negative adjustments from the prior quarter and year totaling $177,955, as compared to negative adjustments totaling $559,933 for the fourth quarter of fiscal 2012. Net income in the fourth quarter of 2013 was higher than the fourth quarter of 2012 due to a combination of lower negative adjustments in fiscal 2013 along with higher gas prices and higher average exchange rates. The relevant details for the fourth quarters of fiscal 2013 and 2012 for gas sales under the Mobil and OEG Agreements are shown in the table below.

	4th Fiscal Quarter Ended 10/31/13	4th Fiscal Quarter Ended 10/31/12	Percentage Change
Mobil Agreement:			
Gas Sales (Bcf[1])	8.174	9.018	- 9.36%
Gas Prices (€cents/kWh[2])	2.6583	2.3884	+ 11.30%
Average Exchange Rate[3]	1.3334	1.2824	+ 3.98%
Gas Royalties	$3,325,026	$3,274,349	+ 1.55%
OEG Agreement:			
Gas Sales (Bcf)	25.195	25.912	- 2.77%
Gas Prices (€cents/kWh)	2.7003	2.6346	+ 2.49%
Average Exchange Rate	1.3352	1.2845	+ 3.95%
Gas Royalties	$1,375,873	$855,191	+ 60.88%

[1]Billion cubic feet [2]Euro cents per Kilowatt hour
[3]Based on average exchange rates of royalty transfers

NORTH EUROPEAN OIL ROYALTY TRUST

FISCAL 2013 REPORT

For fiscal 2013, the Trust's gross royalty income decreased 8.98% to $21,546,298 from $23,672,808 in fiscal 2012. The decrease in royalty income is due to lower gas sales under both the Mobil and OEG Agreements, which showed a reduction of 9.88% and 3.01%, respectively. The impact of these factors was reduced but not completely offset by the increase in gas prices and average exchange rates. Further details relating to the changes in gas sales, gas prices and average exchange rates for fiscal 2013 and 2012 are presented on pages 12 through 14.

The decrease in the amount of royalty income resulted in the lower distributions. The total distribution for fiscal 2013 was $2.25 per unit compared to $2.46 per unit for fiscal 2012.

The Trust's German consultant meets periodically with representatives of the operating companies to inquire about their planned and proposed drilling and geophysical work and other general matters. The following represents a summary of the Trust's German consultant's conversations with representatives of EMPG. The Trust is not able to confirm the accuracy of any of these responses. In addition, the operating companies are not required to take any of the actions outlined and, if they change their plans with respect to any such actions, they are not obligated to inform the Trust.

Visbek Z-16a, a western sour gas well, was successfully completed in 2012 and entered production with a good flow rate. However, after a few months of production, it suffered a severe casing collapse. EMPG intends to drill a new well, as a sidetrack out of the existing borehole, parallel to the original well but has not yet set the date for the start of drilling. The final well that was drilled in 2012 was Goldenstedt Z-15a. This well had two purposes. The primary purpose is to serve as an infill well and improve the gas recovery factor in this area of the Zechstein reservoir. Infill wells are used to access reserves within a known gas field that haven't previously been tapped by already existing wells. Production started in early 2013 at a higher flow rate than that initially reported. During the actual drilling, the depth of the well was increased by an additional 1,000 meters from the bottom of the Zechstein formation to penetrate the Carboniferous zone which lies beneath. This portion of the well was designated as Goldenstedt Z-15a (K) and was intended to explore reservoir conditions in the Carboniferous zone and delineate the gas bearing strata in this area. Test results for the Carboniferous zone indicated a high level of gas saturation as well as good porosity in the reservoir rock. The extension to the Carboniferous zone was then plugged. EMPG has indicated that this area of the Carboniferous zone may have further development potential for an additional three wells.

The moratorium on hydraulic fracking caused EMPG to shift its emphasis in 2012-2014 from the development of the Carboniferous zone, which requires fracking to be economical, to infill drilling in the Zechstein zone. Two eastern wells, Goldenstedt Z-25 and Goldenstedt Z-34, and one western well, Visbek Z-9b, were planned for 2013. However, due to problems with the drilling rig schedule, only one well was completed and just one other was begun. After encountering problems in the initial drilling attempt for Goldenstedt Z-25 and being forced to plug the initial borehole, the operators began drilling a second well. The second well was successfully completed in January 2013 with production slated to begin in April 2013. For unexplained reasons the completion was delayed and production still has not begun. The start of drilling of Visbek Z-9b, a sour gas well, was also delayed due to drilling rig availability and only began in November 2013. Goldenstedt Z-34, originally scheduled to be drilled in the fourth quarter of 2013, has been delayed and is currently scheduled to be drilled in the second quarter of 2014.

The only other well currently scheduled to be drilled in 2014 is Hemmelte NW T-1, a western sweet gas well intended to exploit the Bunter zone. This well, which is scheduled to be drilled in mid-2014, is the first western wildcat well drilled in a number of years. As a wildcat well it carries extra risk since it is exploring areas not previously accessed. However, it has the potential of opening up new reserves not previously known. The completion of this well may be further delayed since there are indications that the Bunter sandstone may require fracking.

Including Oythe Z-4, which was postponed from 2012, there are a total of six wells, four eastern Carboniferous (Oythe Z-4, Goldenstedt Z-24, Z-26 and Z-27) and two Zechstein (Kneheim Z-5a (western) and Quaadmoor Z-4a (eastern)), still in the portfolio for the period beyond 2014. The drilling of the four Carboniferous wells will depend upon the lifting of the moratorium on fracking, which according to EMPG's best estimate is unlikely prior to 2015. The drilling of Goldenstedt Z-26 and Z-27 are additionally dependent on the results of the drilling of Goldenstedt Z-24.

Based on the limited information available, Ralph E. Davis Associates, Inc., the Trust's petroleum consultant ("Davis Associates"), has prepared and submitted their report on the cost depletion percentage applicable to Trust unit owners for calendar 2013. The 2013 cost depletion percentage of 10.6104% and related tax information is contained in the removable "2013 Tax Letter" on Pages 33 through 36 of this report. The calculation of the cost depletion percentage is based on Davis Associates' estimate of remaining net proved producing reserves as of October 1, 2013. (The complete text of the report is available in the Trust's 2013 Report on Form 10-K as exhibit 99.1.) The application of the Trust's two royalty rates to gross remaining proved producing gas reserves or to gross gas sales for both eastern and western Oldenburg yields the net gas reserves or sales attributable to the Trust, as referenced in the charts on pages 6 and 7. The report indicates that net Trust gas reserves decreased 16.15% to 16.288 Bcf from 19.425 Bcf on net sales for 2013 of 1.969 Bcf and a negative reserve adjustment of 1.170 Bcf. As shown in the chart on page 7, the efforts by the operating companies have not been successful in replacing current gas sales with additions to proved producing reserves. Both gas sales and gas reserves have continued to decline. It is hoped that the ongoing drilling program, as well as the proposed drilling plans, described to the Trust's consultant in Germany for 2013-2014 and detailed above will positively impact the future reserve picture.

Respectfully submitted,



John R. Van Kirk
Managing Director

December 30, 2013


DOLLAR ROYALTIES
WESTERN AND EASTERN OLDENBURG
MILLION DOLLARS
35
30
25
20
15
10
5
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Dollar Royalties by Fiscal Year
EASTERN OLDENBURG
WESTERN OLDENBURG

North European Oil Royalty Trust Selected Financial Data (Cash Basis) For Fiscal Years Ended October 31	2013	2012	2011	2010	2009
German gas, sulfur and oil royalties received	$21,546,298	$23,672,808	$25,148,523	$19,645,331	$28,724,078
Interest income	25,363	40,156	26,233	7,359	11,471
Trust expenses	(936,355)	(1,103,003)	(978,849)	(932,425)	(1,036,321)
Net income	$20,635,306	$22,609,961	$24,195,907	$18,720,265	$27,699,228
Net income per unit	$ 2.25	$ 2.46	$ 2.63	$ 2.04	$ 3.01
Distributions per unit paid or to be paid to unit owners	$ 2.25	$ 2.46	$ 2.63	$ 2.04	$ 3.01
Units outstanding end of period	9,190,590	9,190,590	9,190,590	9,190,590	9,190,590

NET PROVED PRODUCING GAS RESERVES (EST.) AND VOLUME OF NET GAS SALES


45
40
35
30
25
20
15
10
5
0
BILLION CUBIC FEET
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
As of October 1st
NET PROVED PRODUCING RESERVES (EST.)
ANNUAL NET SALES


TEN YEAR HISTORY OF NET GAS SALE VOLUMES
BILLION CUBIC FEET
5
4
3
2
1
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Adjusted for Effective Royalty Rates Applicable to Western and Eastern Oldenburg
EASTERN OLDENBURG
WESTERN OLDENBURG

NORTH EUROPEAN OIL ROYALTY TRUST

Description of Trust Assets

The properties of the Trust, which the Trust and Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on sales of gas, sulfur and oil under certain concessions or leases in the Federal Republic of Germany. The actual leases or concessions are held either by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), a German operating subsidiary of Exxon Mobil, or by Oldenburgische Erdolgesellschaft ("OEG"). As a result of direct and indirect ownership, Exxon Mobil owns two-thirds of OEG and the Royal Dutch/Shell Group owns one-third of OEG. The Oldenburg concession (1,398,000 acres), covering virtually the entire former Grand Duchy of Oldenburg and located in the federal state of Lower Saxony, provides nearly 100% of the royalties received by the Trust. BEB Erdgas und Erdol GmbH ("BEB"), a joint venture in which Exxon Mobil and the Royal Dutch/Shell Group who each own 50%, administers the concession held by OEG. In 2002, Mobil Erdgas and BEB formed Exxon Mobil Production Deutschland GmbH ("EMPG") to carry out all exploration, drilling and production activities. All sales activities are still handled by either Mobil Erdgas or BEB.

Under the Mobil Agreement covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate. Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas and oil well gas, which together account for approximately 98% of all the royalties under said agreement. Historically, the Trust has received significantly greater royalty payments under the Mobil Agreement (as compared to the OEG Agreement described below) due to the higher royalty rate specified by that agreement.

The Trust is also entitled under the Mobil Agreement to receive a 2% royalty on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg. The payment of the sulfur royalty is conditioned upon sales of sulfur by Mobil Erdgas at a selling price above an agreed upon base price. This base price is adjusted annually by an inflation index. When the average selling price falls below the indexed base price, no royalties are payable. Prior to the second quarter of fiscal 2008, the Trust had not received any royalties from sulfur sales under the Mobil Agreement for over 10 years and for fiscal 2009 and 2010 sulfur royalties were only received intermittently. During fiscal 2011, the Trust received four sulfur royalty payments attributable to each of the four quarters. During fiscal 2012 and fiscal 2013, the Trust received four payments representing quarterly sulfur royalties. Sulfur royalties under the Mobil Agreement totaled $600,514, $825,369 and $613,203 during fiscal 2013, 2012 and 2011, respectively.

Under another set of rights covering the entire Oldenburg concession and pursuant to the agreement with OEG, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales by BEB of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs (the "OEG Agreement"). Under the OEG Agreement, 50% of the field handling, treatment and transportation costs as reported for state royalty purposes are deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust.

In addition to the Oldenburg area, the Trust also holds overriding royalties at various rates on a number of leases of various sizes in other areas of northwest Germany. At the present time, all but one of these leases are in the non-producing category. Due to the low level of income and the intermittent gas production from the single producing lease, Grosses Meer, reserves from this lease are not included in reserve calculations for this report year. In 2008, the German authorities requested that the operating companies conduct a reservoir analysis of the Grosses Meer leasehold area to determine whether the royalties were being properly allocated based on the locations of the gas reserves. As a consequence, the payment of royalties to the Trust was suspended. Following the completion of the reservoir analysis, a cumulative royalty payment of $61,548 was received by the Trust in the third quarter of fiscal 2010. This payment covered the years 2005 through 2009 and the first quarter of calendar 2010. Since fiscal 2010, production and royalties from Grosses Meer continued to be intermittent and minimal. Royalties from Grosses Meer were $0, $3,813 and $0 during fiscal 2013, 2012 and 2011, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The Trust is a passive fixed investment trust which holds overriding royalty rights, receives income under those rights from certain operating companies, pays its expenses and distributes the remaining net funds to its unit owners. As mandated by the Trust Agreement, distributions of income are made on a quarterly basis. These distributions, as determined by the Trustees, constitute substantially all of the funds on hand after provision is made for Trust expenses then anticipated.

The Trust does not engage in any business or extractive operations of any kind in the areas over which it holds royalty rights and is precluded from engaging in such activities by the Trust Agreement. There are no requirements, therefore, for capital resources with which to make capital expenditures or investments in order to continue the receipt of royalty revenues by the Trust.

The properties of the Trust are described above in "Description of Trust Assets." Of particular importance with respect to royalty income are the two royalty agreements, the Mobil Agreement and the OEG Agreement. The Mobil Agreement covers gas sales from the western part of the Oldenburg concession. Under the Mobil Agreement, the Trust has traditionally received the majority of its royalty income due to the higher royalty rate of 4%. The OEG Agreement covers gas sales from the entire Oldenburg concession but the royalty rate of 0.6667% is significantly lower and gas royalties have been correspondingly lower.

The operating companies pay monthly royalties to the Trust based on their sales of natural gas, sulfur and oil. Of these three products, natural gas provides approximately 93% of the total royalties. The amount of royalties paid to the Trust is primarily based on four factors: the amount of gas sold, the price of that gas, the area from which the gas is sold and the exchange rate.

At approximately the 25th of the months of January, April, July and October, the operating companies calculate the amount of gas sold during the previous calendar quarter and determine the amount of royalties that were payable to the Trust based on those sales. This amount is divided into thirds and forms the monthly royalty payments (payable on the 15th of each month) to the Trust for its upcoming fiscal quarter. At the same time that the operating companies determine the actual amount of royalties that were payable for the prior calendar quarter, they look at the actual amount of royalties that were paid to the Trust for that period and calculate the difference between what was paid and what was payable. Additional amounts payable by the operating companies are paid immediately and any overpayment is deducted from the payment for the first month of the following fiscal quarter. In September of each year, the operating companies make the final determination of any necessary royalty adjustments for the prior calendar year with a positive or negative adjustment made accordingly. The Trust's German accountants review the royalty calculations on a biennial basis.

There are two types of natural gas found within the Oldenburg concession, sweet gas and sour gas. Sweet gas has little or no contaminants and needs no treatment before it can be sold. In recent years sweet gas has assumed the role of swing producer. During periods of high demand the production of sweet gas is increased as necessary. During the summer months, sweet gas production is reduced due to a general decline in demand. Sour gas, in comparison, must be processed at the Grossenkneten or the Norddeutsche Erdgas-Aufbereitungs GmbH ("NEAG") desulfurization plants before it can be sold. The desulfurization process removes hydrogen sulfide and other contaminants. The hydrogen sulfide in gaseous form is converted to sulfur in a solid form and sold separately. For efficiency purposes, Grossenkneten is operated at capacity on a continual basis. As needed, the operators conduct maintenance on the plant, generally during the summer months when demand is lower.

Under the Mobil and OEG Agreements, the gas is sold either to various distributors under long-term contracts (which delineate, among other provisions, the timing, manner, volume and price of the gas sold) or the gas is sold at the spot market prices. Gas sold at spot market prices is either sold directly on the spot market or the gas is sold between Mobil Erdgas and BEB (intra-company sales). With regard to gas sales under the long-term contracts, the pricing mechanisms contained in these contracts include a delay factor of three to six months and often specify the use the price of light heating oil in Germany as one of the primary pricing components. Since Germany must rely on imports to meet the majority of its energy demands, oil prices on the international market (in U.S. dollars) have a significant impact on the price of light heating oil in Germany and a delayed impact on the price of gas. The price of gas sold on the spot market or sold between Mobil Erdgas and BEB is not based on a relationship to the price of oil but instead the gas is sold at the quoted market price of gas then trading as determined by supply and demand. The Trust itself does not have access to the specific sales contracts under which gas from the Oldenburg concession is sold. However, working under a confidentiality agreement with the operating companies, the Trust's German accountants review both the contractual sales and spot market or intra-company sales periodically on behalf of the Trust to verify their correctness. The Trust's accountants in Germany are in the process of conducting their examination of the operating companies for 2011 and 2012.

For unit owners, changes in the dollar value of the Euro have both an immediate and long-term impact. The immediate impact is from the exchange rate that is applied at the time the royalties, paid to the Trust in Euros, are converted into U.S. dollars at the time of their transfer from Germany to the United States. In relation to the dollar, a stronger Euro would yield more dollars and a weaker Euro would yield less dollars. The long-term impact relates to the mechanism of gas pricing contained in some of the gas sales contracts negotiated by the operating companies. These gas sales contracts often use the price of German light heating oil as one of the primary pricing factors by which the price of gas is determined. The price of German light heating oil, which is a refined product, is largely determined by the price of the imported crude oil from which it was refined. Oil on the international market is priced in dollars. However, when oil is imported into Germany it is purchased in Euros, and at this point the dollar value of the Euro becomes relevant. A weaker Euro would buy less oil making that oil and the subsequently refined light heating oil more expensive. A stronger Euro would buy more oil making that oil and the subsequently refined light heating oil less expensive. Since changes in the price of German light heating oil are subsequently reflected in the price of gas through the gas sales contracts, the dollar/Euro relationship can make the prices of gas higher or lower. The changes in gas prices that result from changes in the prices of German light heating oil are only reflected after a built-in delay of three to six months as specified in the individual gas sales contracts. With regard to either spot market or intra-company sales, there is no long-term impact because there is no relationship between the price of gas and the price of oil.

Seasonal demand factors affect the income from the Trust's royalty rights insofar as they relate to energy demands and increases or decreases in prices, but on average they are generally not material to the annual income received under the Trust's royalty rights.

The Trust has no means of ensuring continued income from overriding royalty rights at their present level or otherwise. The Trust's current consultant in Germany provides general information to the Trust on the German and European economies and energy markets. This information provides a context in which to evaluate the actions of the operating companies. In his position as consultant, he receives reports from the operating companies with respect to current and planned drilling and exploration efforts. However, the unified exploration and production venture, EMPG, which provides the reports to the Trust's consultant, continues to limit the information flow to that which is required by German law.

The low level of administrative expenses of the Trust limits the effect of inflation on costs. Sustained price inflation would be reflected in sales prices. Sales prices along with sales volumes form the basis on which the royalties paid to the Trust are computed. The impact of inflation or deflation on energy prices in Germany is delayed by the use, in certain long-term gas sales contracts, of a delay factor of three to six months prior to the application of any changes in light heating oil prices to gas prices.

Results: Fiscal 2013 versus Fiscal 2012

For fiscal 2013, the Trust's gross royalty income decreased 8.98% to $21,546,298 from $23,672,808 in fiscal 2012. The decrease in royalty income is due to declines in gas sales. The impact of this factor was reduced but not completely offset by the increase in gas prices and average exchange rates. The decrease in the amount of royalty income resulted in the lower distributions. The total distribution for fiscal 2013 was $2.25 per unit compared to $2.46 per unit for fiscal 2012. As in prior years, the Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the previous calendar year. In the fourth fiscal quarter of 2013, the prior year adjustment represented a minor positive impact of $0.0045 per unit. In the fourth quarter of fiscal 2012, the prior year adjustment represented a negative impact of approximately $0.0189 per unit.

NORTH EUROPEAN OIL ROYALTY TRUST

Under the Mobil Agreement, gas sales declined 9.88% to 33.829 Billion cubic feet ("Bcf") in fiscal 2013 from 37.539 Bcf in fiscal 2012. Since the Trust does not receive information about the decision making process of the operating companies, it is impossible to determine to what extent, if any, which factors may have impacted gas sales. According to the Trust's consultant in Germany, it is most likely that the decline in gas production is due to the normal reduction in well pressure that is experienced over time which has not been fully offset by the addition of new wells and production capacity.

Quarterly and Yearly Gas Sales under the Mobil Agreement in Billion cubic feet

Fiscal Quarter	2013 Gas Sales	2012 Gas Sales	Percentage Change
First	8.897	9.749	- 8.74%
Second	8.656	9.632	- 10.13%
Third	8.102	9.140	- 11.36%
Fourth	8.174	9.018	- 9.36%
Fiscal Year Total	33.829	37.539	- 9.88%

Average prices for gas sold under the Mobil Agreement increased 0.19% to 2.7066 €cents/kWh in fiscal 2013 from 2.7015 €cents/kWh in fiscal 2012.

Average Gas Prices under the Mobil Agreement in Euro cents per Kilowatt Hour

Fiscal Quarter	2013 Gas Prices	2012 Gas Prices	Percentage Change
First	2.9620	2.8563	+ 3.70%
Second	2.4352	2.8708	- 15.17%
Third	2.7651	2.6666	+ 3.69%
Fourth	2.6583	2.3884	+11.30%
Fiscal Year Avg.	2.7066	2.7015	+ 0.19%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $10.24 per thousand cubic feet ("Mcf"), a 2.71% increase over fiscal 2012's average price of $9.97/Mcf. For fiscal 2013, royalties paid under the Mobil Agreement were converted and transferred at an average Euro/dollar exchange rate of $1.3172, an increase of 2.47% from the average Euro/dollar exchange rate of $1.2854 for fiscal 2012.

NORTH EUROPEAN OIL ROYALTY TRUST

Average Euro Exchange Rate under the Mobil Agreement

Fiscal Quarter	2013 Average Euro Exchange Rate	2012 Average Euro Exchange Rate	Percentage Change
First	1.3158	1.3017	+ 1.08%
Second	1.3105	1.3024	+ 0.62%
Third	1.3090	1.2530	+ 4.47%
Fourth	1.3334	1.2824	+ 3.98%
Fiscal Year Avg.	1.3172	1.2854	+ 2.47%

Excluding the effects of differences in prices and average exchange rates, the combination of royalty rates on gas sold from western Oldenburg results in an effective royalty rate approximately seven times higher than the royalty rate on gas sold from eastern Oldenburg. This is of particular significance to the Trust since gas sold from western Oldenburg provides the bulk of royalties paid to the Trust. For fiscal 2013, the volume of gas sold from western Oldenburg accounted for only 32.76% of the volume of all gas sales. However, western Oldenburg gas royalties provided approximately 77.93% or $15,556,093 out of a total of $19,962,499 in overall Oldenburg gas royalties.

Under the OEG Agreement, gas sales decreased 3.01% to 103.256 Bcf in fiscal 2013 from 106.457 Bcf in fiscal 2012. Since the Trust does not receive information about the decision making process of the operating companies, it is impossible to determine to what extent, if any, which factors may have impacted gas sales. According to the Trust's consultant in Germany, it is most likely that the decline in gas production is due to the normal reduction in well pressure that is experienced over time which has not been fully offset by the addition of new wells and production capacity.

Quarterly and Yearly Gas Sales under the OEG Agreement in Billion cubic feet

Fiscal Quarter	2013 Gas Prices	2012 Gas Prices	Percentage Change
First	27.117	28.187	- 3.80%
Second	26.508	26.104	+ 1.55%
Third	24.436	26.254	- 6.92%
Fourth	25.195	25.912	- 2.77%
Fiscal Year Avg.	103.256	106.457	- 3.01%

Average gas prices for gas sold under the OEG Agreement increased 2.37% to 2.8561 €cents/kWh in fiscal 2013 from 2.7900 €cents/kWh in fiscal 2012.

Average Gas Prices under the OEG Agreement in Euro cents per Kilowatt Hour

Fiscal Quarter	2013 Gas Prices	2012 Gas Prices	Percentage Change
First	3.0363	2.9205	+ 3.97%
Second	2.9002	3.0872	- 6.06%
Third	2.7696	2.5079	+ 10.44%
Fourth	2.7003	2.6346	+ 2.49%
Fiscal Year Avg.	2.8561	2.7900	+ 2.37%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $10.51/Mcf, a 4.68% increase over fiscal 2012's average price of $10.04/Mcf. For fiscal 2013, royalties paid under the OEG Agreement were converted and transferred at an average Euro/dollar exchange rate of $1.3136, an increase of 2.19% from the average Euro/dollar exchange rate of $1.2854 for fiscal 2012.

Average Euro Exchange Rate under the OEG Agreement

Fiscal Quarter	2013 Average Euro Exchange Rate	2012 Average Euro Exchange Rate	Percentage Change
First	1.3083	1.3028	+ 0.42%
Second	1.3105	1.3019	+ 0.66%
Third	1.3048	1.2488	+ 4.48%
Fourth	1.3352	1.2845	+ 3.95%
Fiscal Year Avg.	1.3136	1.2854	+ 2.19%

Interest income for fiscal 2013 decreased 36.84% to $25,363 as compared to $40,156 for fiscal 2012 reflecting the reduction in royalty receipts. Trust expenses decreased 15.11% to $936,355 in fiscal 2013 from $1,103,003 in fiscal 2012 primarily due to the absence of legal costs associated with the litigation in Germany, the absence of accounting costs associated with the biennial royalty examination for the years 2009 and 2010 and the reduction in Trustees fees as specified according to the provisions of the Trust Agreement.

Results: Fiscal 2012 versus Fiscal 2011

For fiscal 2012, the Trust's gross royalty income decreased 5.87% to $23,672,808 from $25,148,523 in fiscal 2011. The decrease in royalty income was due to declines in gas sales and average exchange rates. The impact of these factors was reduced but not completely offset by the increase in gas prices. The decrease in the amount of royalty income resulted in the lower distributions. The total distribution for fiscal 2012 was $2.46 per unit compared to $2.63 per unit for fiscal 2011. As in prior years, the Trust receives adjustments from the operating companies based on their final calculations of royalties payable during the previous calendar year. In the fourth quarter of fiscal 2012 the prior year adjustment represented a negative impact of approximately $0.0189 per unit. In the fourth fiscal quarter of 2011 the Trust received only a nominal prior year adjustment.

Under the Mobil Agreement, gas sales declined 13.62% to 37.539 Bcf in fiscal 2012 from 43.456 Bcf in fiscal 2011. Since the Trust does not receive information about the decision making process of the operating companies, it is impossible to determine to what extent, if any, which factors may have impacted gas sales. According to the Trust's consultant in Germany, it is possible that the decline in gas production is due to the normal reduction in well pressure that is experienced over time which has not been fully offset by the addition of new wells and production capacity.

Quarterly and Yearly Gas Sales under the Mobil Agreement in Billion cubic feet

Fiscal Quarter	2012 Gas Sales	2011 Gas Sales	Percentage Change
First	9.749	11.707	-16.73%
Second	9.632	11.057	-12.89%
Third	9.140	10.671	-14.35%
Fourth	9.018	10.021	-10.01%
Fiscal Year Total	37.539	43.456	-13.62%

Average prices for gas sold under the Mobil Agreement increased 10.61% to 2.7015 €cents/kWh in fiscal 2012 from 2.4424 €cents/kWh in fiscal 2011.

Average Gas Prices under the Mobil Agreement in Euro cents per Kilowatt Hour

Fiscal Quarter	2012 Gas Prices	2011 Gas Prices	Percentage Change
First	2.8563	2.3753	+20.25%
Second	2.8708	2.5087	+14.43%
Third	2.6666	2.3838	+11.84%
Fourth	2.3884	2.5102	- 4.85%
Fiscal Year Avg.	2.7015	2.4424	+10.61%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $9.97/Mcf, a 2.68% decrease over fiscal 2011's average price of $9.71/Mcf. For fiscal 2012, royalties paid under the Mobil Agreement were transferred at an average Euro/dollar exchange rate of $1.2854, a decrease of 7.34% from the average Euro/dollar exchange rate of $1.3872 for fiscal 2011.

Average Euro Exchange Rate under the Mobil Agreement

Fiscal Quarter	2012 Average Euro Exchange Rate	2011 Average Euro Exchange Rate	Percentage Change
First	1.3017	1.3431	- 2.93%
Second	1.3024	1.3962	- 6.72%
Third	1.2530	1.4091	-11.08%
Fourth	1.2824	1.3938	- 7.99%
Fiscal Year Avg.	1.2854	1.3872	- 7.34%

Excluding the effects of differences in prices and average exchange rates, the combination of royalty rates on gas sold from western Oldenburg results in an effective royalty rate approximately seven times higher than the royalty rate on gas sold from eastern Oldenburg. This is of particular significance to the Trust since gas sold from western Oldenburg provides the bulk of royalties paid to the Trust. For fiscal 2012, gas sales from western Oldenburg accounted for only 35.26% of all gas sales. However, western Oldenburg gas royalties provided approximately 81.56% or $17,702,882 out of a total of $21,705,858 in overall Oldenburg gas royalties.

Under the OEG Agreement, gas sales decreased 10.22% to 106.457 Bcf in fiscal 2012 from 118.577 Bcf in fiscal 2011. Since the Trust does not receive information about the decision making process of the operating companies, it is impossible to determine to what extent, if any, which factors may have impacted gas sales. According to the Trust's consultant in Germany, it is possible that the decline in gas production is due to the normal reduction in well pressure that is experienced over time which has not been fully offset by the addition of new wells and production capacity.

Quarterly and Yearly Gas Sales under the OEG Agreement in Billion cubic feet

Fiscal Quarter	2012 Gas Sales	2011 Gas Sales	Percentage Change
First	28.187	30.213	- 6.71%
Second	26.104	30.098	-13.27%
Third	26.254	29.595	-11.29%
Fourth	25.912	28.671	- 9.62%
Fiscal Year Total	106.457	118.577	-10.22%

Average gas prices for gas sold under the OEG Agreement increased 5.74% to 2.7900 €cents/kWh in fiscal 2012 from 2.6386 €cents/kWh in fiscal 2011.

Average Gas Prices under the OEG Agreement in Euro cents per Kilowatt hour

Fiscal Quarter	2012 Gas Prices	2011 Gas Prices	Percentage Change
First	2.9205	2.5404	+14.96%
Second	3.0872	2.6826	+15.08%
Third	2.5079	2.5379	- 1.18%
Fourth	2.6346	2.7998	- 5.90%
Fiscal Year Avg.	2.7900	2.6386	+ 5.74%

Converting gas prices into more familiar terms, using the average exchange rate, yielded a price of $10.04/Mcf, a 1.95% decrease over fiscal 2011's average price of $10.24/Mcf. For fiscal 2012, royalties paid under the OEG Agreement were transferred at an average Euro/dollar exchange rate of $1.2854, a decrease of 7.49% from the average Euro/dollar exchange rate of $1.3894 for fiscal 2011.

Average Euro Exchange Rate under the OEG Agreement

Fiscal Quarter	2012 Average Euro Exchange Rate	2011 Average Euro Exchange Rate	Percentage Change
First	1.3028	1.3436	- 3.04%
Second	1.3019	1.3989	- 6.93%
Third	1.2488	1.4148	- 11.73%
Fourth	1.2845	1.3929	- 7.78%
Fiscal Year Avg.	1.2854	1.3894	- 7.49%

Reflecting a shift in May 2011 to royalty receipts being deposited in a Money Market account versus being used to purchase T-Bills, interest income for fiscal 2012 increased 53.07% to $40,156 as compared to $26,233 for fiscal 2011. Trust expenses increased 12.68% to $1,103,003 in fiscal 2012 from $978,849 in fiscal 2011 primarily due to the payment of final legal costs associated with the litigation in Germany and the final billing with respect to the biennial royalty examination for 2009 and 2010 by the Trust's German accountants.

Critical Accounting Policies

The financial statements, appearing subsequently in this Report, present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). Cash basis accounting is an accepted accounting method for royalty trusts such as the

Trust. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The use of GAAP would require the Trust to accrue for expected royalty payments. This is exceedingly difficult since the Trust has very limited information on such payments until they are received and cannot accurately project such amounts. The Trust's cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. The one modification of the cash basis of accounting is that the Trust accrues for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis provides a more meaningful presentation to unit owners of the results of operations of the Trust and presents to the unit owners a more accurate calculation of income and expenses for tax reporting purposes.

This Annual Report may contain forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address future expectations and events or conditions concerning the Trust. Many of these statements are based on information provided to the Trust by the operating companies or by consultants using public information sources. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward-looking statements. These include:

- risks and uncertainties concerning levels of gas production and gas sale prices, general economic conditions and currency exchange rates;
- the ability or willingness of the operating companies to perform under their contractual obligations with the Trust;
- potential disputes with the operating companies and the resolution thereof; and
- the risk factors set forth under Item 1A of the Trust's Annual Report on Form 10-K for the fiscal year ended October 31, 2013 (the "Trust's Form 10-K").

All such factors are difficult to predict, contain uncertainties that may materially affect actual results, and are generally beyond the control of the Trust. New factors emerge from time to time and it is not possible for the Trust to predict all such factors or to assess the impact of each such factor on the Trust. Any forward-looking statement speaks only as of the date on which such statement is made, and the Trust does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made.

NORTH EUROPEAN OIL ROYALTY TRUST

Distributions and Trading

The Trust's units of beneficial interest are listed for trading on the New York Stock Exchange under the symbol NRT. Under the Trust Agreement, the Trustees distribute to unit owners, on a quarterly basis, the net royalty income after deducting expenses and reserving limited funds for anticipated administrative expenses. As of November 30, 2013, there were 850 unit owners of record.

The following table presents the high and low closing prices for the quarterly periods ended in fiscal 2013 and 2012 as reported by the NYSE as well as the cash distributions paid to unit owners by quarter for the past two fiscal years.

Fiscal Year 2013

Quarter Ended	Low Closing Price	High Closing Price	Distribution per Unit
January 31, 2013	$21.80	$28.25	$0.59
April 30, 2013	$23.35	$27.00	$0.64
July 31, 2013	$24.00	$26.18	$0.49
October 31, 2013	$21.54	$26.06	$0.53

Fiscal Year 2012

Quarter Ended	Low Closing Price	High Closing Price	Distribution per Unit
January 31, 2012	$30.31	$33.66	$0.66
April 30, 2012	$31.97	$33.19	$0.68
July 31, 2012	$27.25	$33.66	$0.61
October 31, 2012	$27.96	$31.65	$0.51

The quarterly distributions to unit owners represent their undivided interest in royalty payments from sales of gas, sulfur and oil during the previous quarter. Each unit owner is entitled to recover a portion of his or her investment in these royalty rights through a cost depletion percentage. The calculation of this cost depletion percentage is set forth in detail in Attachment B to the Cost Depletion Report attached as Exhibit 99.1 to the Trust's Form 10-K.

The Cost Depletion Report has been prepared by Davis Associates using the limited information described in Item 2 of the Trust's Form 10-K to which reference is made. The Trustees believe that the calculations and assumptions used in the Cost Depletion Report are reasonable according to the facts and circumstances of available information. The cost depletion percentage recommended by the Trust's independent petroleum and natural gas consultants for calendar 2013 is 10.6104%. Specific details relative to the Trust's income and expenses and cost depletion percentage as they apply to the calculation of taxable income for the 2013 calendar year are included on special removable pages (33-36) in this report under "2013 Tax Letter." Additionally, the tax reporting information for 2013 is available on the Trust's website, www.neort.com, in the section marked Tax Letters contained within the Tax Information section.

The Trust does not maintain any compensation plans under which units are authorized for issuance. The Trust did not make any repurchases of Trust units during fiscal 2013, 2012 and 2011 and has never made such repurchases.

Comparison of Five Year Returns

The graph set forth below compares, for the last five years, the cumulative return on Trust Units, the securities in a peer group index, and the S&P 500 Composite Index. Because no published peer group index exists and the Trust has been unable to locate any royalty trusts publicly traded in the U.S. with reserves and sales in Europe, the Trustees have developed a peer group consisting of the following three domestic oil royalty trusts: Mesa Royalty Trust, Sabine Royalty Trust and San Juan Basin Royalty Trust (the "Royalty Peer Group"). The composition of the Royalty Peer Group has been the same since the Trust's proxy statement for its 1993 Annual Meeting of Unit Owners.

While these three domestic oil royalty trusts appear to be the most comparable for comparison purposes, there are a number of differences between North European Oil Royalty Trust and the Royalty Peer Group. As previously mentioned, the reserves and sales attributed to the royalty trusts comprising the Royalty Peer Group are located in the United States, while the reserves and sales attributed to North European Oil Royalty Trust are located in Germany. There are fundamental differences between the energy markets in the United States and Germany that affect commodity pricing and as a result severely restrict the usefulness of any comparison of their cumulative returns.

In determining the cumulative return on investment, it has been assumed that on October 31, 2008, an equal dollar amount was invested in the Trust Units, in the securities of the trusts of the Royalty Peer Group, and in the S&P 500 Composite Index. The comparisons assume in all cases the reinvestment of all dividends or distributions on the respective payment dates. The cumulative returns shown for the Trust and the Royalty Peer Group do not reflect any differences between the tax treatment of Trust distributions, due to permitted cost depletion, and dividends on securities in the S&P 500 Composite Index.

NORTH EUROPEAN OIL ROYALTY TRUST

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among North European Oil Royalty Trust, the S&P 500 Index, and a Peer Group



$250
$200
$150
$100
$50
$0
10/08
10/09
10/10
10/11
10/12
10/13
North European Oil Royalty Trust
S&P 500
Peer Group

*$100 invested on 10/31/08 in stock or index, including reinvestment of dividends.
Fiscal year ending October 31.


GROSS GAS SALE VOLUMES
BILLION CUBIC FEET
180
160
140
120
100
80
60
40
20
0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
WESTERN OLDENBURG
EASTERN OLDENBURG

NORTH EUROPEAN OIL ROYALTY TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Unit Owners of
North European Oil Royalty Trust

We have audited the accompanying statements of assets, liabilities and trust corpus of North European Oil Royalty Trust (the "Trust") as of October 31, 2013 and 2012, and the related statements of revenue collected and expenses paid, undistributed earnings, and changes in cash and cash equivalents for each of the years in the three-year period ended October 31, 2013. The Trust's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the Trust as of October 31, 2013 and 2012, its revenue collected and expenses paid, its undistributed earnings, and changes in its cash and cash equivalents for each of the years in the three-year period ended October 31, 2013, on the basis of accounting described in Note 1.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of October 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 30, 2013 expressed an unqualified opinion.

WeiserMazars LLP

New York, NY
December 30, 2013

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS (NOTE 1)
OCTOBER 31, 2013 AND 2012

ASSETS

	2013	2012
Current assets - - Cash and cash equivalents	$ 4,918,490	$ 4,778,199
Producing gas and oil royalty rights, net of amortization (Notes 1 and 2)	1	1
Total Assets	$ 4,918,491	$ 4,778,200

LIABILITIES AND TRUST CORPUS

	2013	2012
Current Liabilities - - Distributions to be paid to unit owners, paid November 2013 and 2012	$ 4,871,013	$ 4,687,200
Trust Corpus (Notes 1 and 2)	1	1
Undistributed Earnings	47,477	90,999
Total Liabilities and Trust Corpus	$ 4,918,491	$ 4,778,200

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2013, 2012, AND 2011

	2013	2012	2011
German gas, sulfur and oil royalties received	$ 21,546,298	$ 23,672,808	$ 25,148,523
Interest income	25,363	40,156	26,233
Trust Income	21,571,661	23,712,964	25,174,756
Non-related party expenses	(857,334)	(982,700)	(872,233)
Related party expenses	(79,021)	(120,303)	(106,616)
Trust Expenses	(936,355)	(1,103,003)	(978,849)
Net Income	$ 20,635,306	$ 22,609,961	$ 24,195,907
Net income per unit	$ 2.25	$ 2.46	$ 2.63
Distributions per unit paid or to be paid to unit owners	$ 2.25	$ 2.46	$ 2.63

The accompanying notes are an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF UNDISTRIBUTED EARNINGS (NOTE 1)
FOR THE FISCAL YEARS ENDED OCTOBER 31, 2013, 2012 AND 2011

	2013	2012	2011
Balance, beginning of year	$ 90,999	$ 89,889	$ 65,234
Net income	20,635,306	22,609,961	24,195,907
	20,726,305	22,699,850	24,261,141
Less:			
Current year distributions paid or to be paid to unit owners	20,678,828	22,608,851	24,171,252
Balance, end of year	$ 47,477	$ 90,999	$ 89,889

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2013, 2012 AND 2011

	2013	2012	2011
Sources of Cash and Cash Equivalents:			
German gas, sulfur and oil royalties received	$ 21,546,298	$ 23,672,808	$ 25,148,523
Interest income	25,363	40,156	26,233
	21,571,661	23,712,964	25,174,756
Uses of Cash and Cash Equivalents:			
Payment of Trust expenses	936,355	1,103,003	978,849
Distributions paid	20,495,015	23,803,628	23,436,006
	21,431,370	24,906,631	24,414,855
Net Increase (Decrease) in Cash And Cash Equivalents, during the year	140,291	(1,193,667)	759,901
Cash and Cash Equivalents, beginning of year	4,778,199	5,971,866	5,211,965
Cash and Cash Equivalents, end of year	$ 4,918,490	$ 4,778,199	$ 5,971,866

The accompanying notes are an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2013, 2012, AND 2011

(1) Summary of significant accounting policies:

Basis of accounting -

The accompanying financial statements of North European Oil Royalty Trust (the "Trust") are prepared in accordance with the rules and regulations of the SEC. Financial statement balances and financial results are presented on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). On a modified cash basis, revenue is earned when cash is received and expenses are incurred when cash is paid. GAAP basis financial statements disclose revenue as earned and expenses as incurred, without regard to receipts or payments. The modified cash basis of accounting is utilized to permit the accrual for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis of accounting provides a more meaningful presentation to unit owners of the results of operations of the Trust.

Producing gas and oil royalty rights -

The rights to certain gas and oil royalties in Germany were transferred to the Trust at their net book value by North European Oil Company (the "Company") (see Note 2). The net book value of the royalty rights has been reduced to one dollar ($1) in view of the fact that the remaining net book value of royalty rights is *de minimis* relative to annual royalties received and distributed by the Trust and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

Federal and state income taxes -

The Trust, as a grantor trust, is exempt from federal income taxes under a private letter ruling issued by the Internal Revenue Service. The Trust has no state income tax obligations.

Cash and cash equivalents -

Cash and cash equivalents are defined as amounts deposited in bank accounts and amounts invested in certificates of deposit and U. S. Treasury bills with original maturities generally of three months or less from the date of purchase. The investment options available to the Trust are limited in accordance with specific provisions of the Trust Agreement. As of October 31, 2013, the uninsured amounts held in the Trust's U.S. bank accounts were approximately $4,660,000. In addition, approximately $11,600 was held in the Trust's German account at October 31, 2013.

Net income per unit -

Net income per unit is based upon the number of units outstanding at the end of the period. As of October 31, 2013, 2012 and 2011, there were 9,190,590 units of beneficial interest outstanding.

New accounting pronouncements –

The Trust is not aware of any recently issued, but not yet effective, accounting standards that would be expected to have a significant impact on the Trust's financial position or results of operations.

(2) Formation of the Trust:

The Trust was formed on September 10, 1975. As of September 30, 1975, the Company was liquidated and the remaining assets and liabilities of the Company, including its royalty rights, were transferred to the Trust. The Trust, on behalf of the owners of beneficial interest in the Trust, holds overriding royalty rights covering gas and oil production in certain concessions or leases in the Federal Republic of Germany. These rights are held under contracts with local German exploration and development subsidiaries of Exxon Mobil Corp. and the Royal Dutch/Shell Group. Under these contracts, the Trust receives various percentage royalties on the proceeds of the sales of certain products from the areas involved. At the present time, royalties are received for sales of gas well gas, oil well gas, crude oil, distillate and sulfur.

(3) Related party transactions:

John R. Van Kirk, the Managing Director of the Trust, provides office space and services to the Trust at cost. For such office space and services, the Trust reimbursed the Managing Director $25,602, $27,095 and $29,039 in fiscal 2013, 2012 and 2011, respectively.

Lawrence A. Kobrin, a Trustee of the Trust, is a Senior Counsel at Cahill Gordon & Reindel LLP, which serves as counsel to the Trust. For legal services, the Trust paid Cahill Gordon & Reindel LLP $53,419, $93,208, and $77,577 in fiscal 2013, 2012 and 2011, respectively.

(4) Employee benefit plan:

The Trust has established a savings incentive match plan for employees (SIMPLE IRA) that is available to both employees of the Trust, one of whom is the Managing Director. The Trustees authorized the making of contributions by the Trust to the accounts of employees, on a matching basis, of up to 3% of cash compensation paid to each such employee for the 2013, 2012 and 2011 calendar years.

(5) Legal matters:

The Trust is not a party to any pending legal proceedings. The previous litigation commenced by the Trust in Germany against the operating companies (See 2011 Annual Report on Form 10-K) was concluded after an adverse district court ruling in May 2012, from which the Trust and its co-plaintiff, after consultation with their local counsel, determined not to appeal.

(6) Quarterly results (unaudited):

The tables below summarize the quarterly results and distributions of the Trust for the fiscal years ended October 31, 2013 and 2012:

	Fiscal 2013 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$5,795,834	$6,048,364	$4,687,351	$5,014,749	$21,546,298
Net income	$5,473,010	$5,842,545	$4,459,386	$4,860,365	$20,635,306
Net income per unit	$0.60	$0.64	$0.49	$0.53	$2.25
Distributions paid or to be paid	$5,422,448	$5,881,978	$4,503,389	$4,871,013	$20,678,828
Distributions per unit paid or to be paid to unit owners	$0.59	$0.64	$0.49	$0.53	$2.25

	Fiscal 2012 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$6,538,261	$6,441,635	$5,846,833	$4,846,079	$23,672,808
Net income	$6,079,264	$6,262,114	$5,589,094	$4,679,489	$22,609,961
Net income per unit	$0.66	$0.68	$0.61	$0.51	$2.46
Distributions paid or to be paid	$6,065,789	$6,249,601	$5,606,261	$4,687,200	$22,608,851
Distributions per unit paid or to be paid to unit owners	$0.66	$0.68	$0.61	$0.51	$2.46

NORTH EUROPEAN OIL ROYALTY TRUST

Disclosure Controls and Procedures

The Trust maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Trust is recorded, processed, summarized, accumulated and communicated to its management, which consists of the Managing Director, to allow timely decisions regarding required disclosure, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The Managing Director has performed an evaluation of the effectiveness of the design and operation of the Trust's disclosure controls and procedures as of October 31, 2013. Based on that evaluation, the Managing Director concluded that the Trust's disclosure controls and procedures were effective as of October 31, 2013.

Internal Control over Financial Reporting

Part A. Management's Report on Internal Control over Financial Reporting

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) for the Trust. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. Management has evaluated the Trust's internal control over financial reporting as of October 31, 2013. This assessment was based on criteria for effective internal control over financial reporting described in the standards promulgated by the Public Company Accounting Oversight Board and in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Trust's internal control over financial reporting was effective as of October 31, 2013. Management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2013 has been audited by WeiserMazars LLP, the Trust's independent auditor, as stated in their report which follows.

Part B. Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Trustees and Unit Owners
of North European Oil Royalty Trust

We have audited North European Oil Royalty Trust's (the "Trust") internal control over financial reporting as of October 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial

Reporting. Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

The Trust's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Trust's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Trust; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Trust are being made only in accordance with authorizations of management and the Trustees of the Trust; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Trust's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of assets, liabilities and trust corpus as of October 31, 2013, and the related statements of revenue collected and expenses paid, undistributed earnings, and changes in cash and cash equivalents for the year ended October 31, 2013 of the Trust and our report dated December 30, 2013 expressed an unqualified opinion thereon.

WeiserMazars LLP
New York, NY
December 30, 2013

NORTH EUROPEAN OIL ROYALTY TRUST

P.O. Box 456
Red Bank, New Jersey 07701
(732) 741-4008

IMPORTANT – 2013 TAX LETTER
RETAIN THIS LETTER FOR PREPARATION OF YOUR 2013 INCOME TAX RETURNS

January 2, 2014

To the Current and Former Unit Owners of
North European Oil Royalty Trust:

There are three parts to the tax letter. PART ONE applies to all unit owners. PART TWO applies to unit owners who have held their units for the entire year. PART THREE applies to unit owners who have held their units for only a portion of the year.

The following is provided to assist current and former unit owners of North European Oil Royalty Trust (the "Trust") to prepare their personal income tax returns for the tax year ended December 31, 2013. This letter serves to assist Owners, and their tax professionals, in determining the accurate and true income from the Trust for income tax reporting purpose. Further, this letter is for informational purposes and neither the Trust nor Trust employees intend, nor may it be construed, for this letter to serve as either legal or tax advice. It is recommended that you seek the advice of your trusted tax professional or attorney should you require further guidance.

TEAR OUT HERE

PART ONE - ALL UNIT OWNERS

To determine your proportional and, therefore, reportable share of Trust income, you must first know how many Trust units you owned during 2013, the periods during which you owned the units, and the cost or tax basis of the units. The information contained in this letter is applicable to those unit owners who held their units for either the entire year or only a portion of the year. Please note that Trust distributions are not dividends and should not be included on your income tax return as dividend income.

The Trust is considered a "grantor trust" for federal income tax purposes and each unit owner is deemed a "grantor" of the Trust. As such, unit owners realize income, in proportion to the owned units, when royalty income is paid to the Trust. Further, unit owners may deduct, from income, a proportional share of Trust expenses. Because realization of proportional Trust income and expenses is a time sensitive inquiry, you should not use the amount of quarterly Trust distributions received for income tax reporting purposes. Additionally, you should disregard the amounts listed on any 2013 Form 1099-Misc you receive from your broker or other nominee. The listed amounts are incomplete because they do not include your proportional share of Trust expenses and/or the cost depletion allowance.

Income and expenses should be reported on Federal Income Tax Form 1040, Schedule E. Royalty income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Under Part I, Income or Loss from Rental Real Estate and Royalties, on Line 1a enter property description as "oil and gas overriding royalty rights, Germany through North European Oil Royalty Trust." The type of property is royalties. On

NORTH EUROPEAN OIL ROYALTY TRUST

Federal Income Tax Form 1040, Schedule E, royalty income should be entered on Line 4 and expenses should be entered on Line 19 as "miscellaneous Trust expenses."

A unit owner may be entitled to cost depletion for tax reporting purposes. At the outset, in the first year of ownership, the unit owner's cost or tax basis for the units is the basis for computing cost depletion. In each subsequent year, the basis for computing cost depletion is that original cost less the cumulative amount of depletion previously taken.

The Trust retains Ralph E. Davis Associates, Inc., of Houston, Texas, a petroleum engineering company, to calculate the cost depletion percentage each year. The cost depletion percentage is calculated based upon computations of proved producing reserves estimated in accordance with accepted engineering analytical principles. Ralph E. Davis Associates, Inc. has recommended an annual cost depletion percentage of 10.6104% for the 2013 calendar year.

The IRS periodically changes the format for Schedule E (including the line numbers and descriptions), and may do so even after the date of this letter, so please make certain you follow the Form 1040 Schedule E directions carefully and enter the information on the correct lines.

The Trust's royalty income represents income from Germany. Although Germany does not tax the royalty income received by the Trust, this information should be considered if you have available foreign tax credits from other sources.

The Trust will submit this letter and the listing of unit owners during 2013 to the Internal Revenue Service. This list will contain names, addresses and tax ID or Social Security Numbers. You may wish to attach a copy of this letter to your tax returns.

This letter does not constitute legal or tax advice. Neither the Trust nor its employees may offer tax or legal advice relevant to your unique situation. The Trust recommends that you direct any questions to your tax advisor or attorney.

PART TWO - OWNERSHIP OF UNITS FOR THE ENTIRE YEAR

A. If you owned all your units for the entire year, you would calculate your royalty income by multiplying the number of units you owned by $2.3978. On Federal Income Tax Form 1040, Schedule E, royalty income should be entered on Line 4.

B. If you owned all your units for the entire year, you would calculate your expenses by multiplying the number of units you owned by $0.1031. On Federal Income Tax Form 1040, Schedule E, expenses should be entered on Line 19 as "miscellaneous Trust expenses."

C. If you owned all your units for the entire year, you would calculate your cost depletion deduction by multiplying your cost basis or adjusted cost basis by .106104. On the Federal Income Tax Form 1040, Schedule E, your cost depletion deduction should be entered on Line 18.

PART THREE - OWNERSHIP OF UNITS FOR A PARTIAL YEAR

If you owned your units for only a portion of the year, you should use the charts and instructions on the following pages to determine your royalty income, royalty expenses and cost depletion deduction.

NORTH EUROPEAN OIL ROYALTY TRUST

ROYALTY INCOME PER UNIT FOR THE 2013 TAX YEAR												
First month during which units were owned:	Last month during which units were owned:											
	January	February	March	April	May	June	July	August	September	October	November	December
January	$0.3187	$0.5412	$0.7591	$0.9769	$1.0762	$1.2645	$1.4869	$1.6494	$1.8416	$2.0326	$2.2096	$2.3978
February		$0.2225	$0.4404	$0.6582	$0.7575	$0.9458	$1.1682	$1.3307	$1.5229	$1.7139	$1.8909	$2.0791
March			$0.2179	$0.4357	$0.5350	$0.7233	$0.9457	$1.1082	$1.3004	$1.4914	$1.6684	$1.8566
April				$0.2178	$0.3171	$0.5054	$0.7278	$0.8903	$1.0825	$1.2735	$1.4505	$1.6387
May					$0.0993	$0.2876	$0.5100	$0.6725	$0.8647	$1.0557	$1.2327	$1.4209
June						$0.1883	$0.4107	$0.5732	$0.7654	$0.9564	$1.1334	$1.3216
July							$0.2224	$0.3849	$0.5771	$0.7681	$0.9451	$1.1333
August								$0.1625	$0.3547	$0.5457	$0.7227	$0.9109
September									$0.1922	$0.3832	$0.5602	$0.7484
October										$0.1910	$0.3680	$0.5562
November											$0.1770	$0.3652
December												$0.1882

A. To determine your royalty income per unit for your period of ownership, place your finger on the chart above on the first month in the left hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be multiplied by the number of units you owned during that period to calculate your royalty income. On Federal Income Tax Form 1040, Schedule E, royalty income should be entered on Line 4.

ROYALTY EXPENSES PER UNIT FOR THE 2013 TAX YEAR												
First month during which units were owned:	Last month during which units were owned:											
	January	February	March	April	May	June	July	August	September	October	November	December
January	$0.0147	$0.0269	$0.0321	$0.0371	$0.0508	$0.0557	$0.0619	$0.0698	$0.0739	$0.0787	$0.0878	$0.1031
February		$0.0122	$0.0174	$0.0224	$0.0361	$0.0410	$0.0472	$0.0551	$0.0592	$0.0640	$0.0731	$0.0884
March			$0.0052	$0.0102	$0.0239	$0.0288	$0.0350	$0.0429	$0.0470	$0.0518	$0.0609	$0.0762
April				$0.0050	$0.0187	$0.0236	$0.0298	$0.0377	$0.0418	$0.0466	$0.0557	$0.0710
May					$0.0137	$0.0186	$0.0248	$0.0327	$0.0368	$0.0416	$0.0507	$0.0660
June						$0.0049	$0.0111	$0.0190	$0.0231	$0.0279	$0.0370	$0.0523
July							$0.0062	$0.0141	$0.0182	$0.0230	$0.0321	$0.0474
August								$0.0079	$0.0120	$0.0168	$0.0259	$0.0412
September									$0.0041	$0.0089	$0.0180	$0.0333
October										$0.0048	$0.0139	$0.0292
November											$0.0091	$0.0244
December												$0.0153

B. To determine your royalty expenses per unit for your period of ownership, place your finger on the chart above on the first month in the left hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be multiplied by the number of units you owned during that period to calculate your expenses. On Federal Income Tax Form 1040, Schedule E, expenses should be entered on Line 19 as "miscellaneous Trust expenses."

NORTH EUROPEAN OIL ROYALTY TRUST

C. If you owned your units for only a portion of the year you must prorate the depletion percentage to reflect your period of ownership. In the same way that you calculated your royalty income per unit, place your finger on the Royalty Income Per Unit Chart on the first month in the left hand column during which you owned your units and slide your finger to the right until you reach the column showing the last month during which you owned your units. This figure should be divided by $2.3978. The resulting figure is then multiplied by .106104 to yield the prorated depletion percentage. Multiply this prorated depletion percentage by your cost basis or adjusted cost basis to calculate your cost depletion deduction. Your cost depletion deduction should be entered on Line 18 on the Federal Income Tax Form 1040, Schedule E.

This letter does not constitute legal or tax advice. Neither the Trust nor its employees may offer tax or legal advice relevant to your unique situation. If you dispose of some or all of your Trust units, you should consult your tax advisor as to the tax consequence of that disposition. The Trust recommends that you direct any questions to your tax advisor or attorney.

Most sincerely yours,



John R. Van Kirk
Managing Director

North European Oil Royalty Trust P.O. Box 456, Red Bank, NJ 07701

NORTH EUROPEAN OIL ROYALTY TRUST

Managing Director
John R. Van Kirk

Office of the Managing Director
Suite 19A
43 West Front Street
Red Bank, N.J. 07701
Tel: (732) 741-4008
Fax: (732) 741-3140
E-Mail: neort@neort.com
Website: www.neort.com

Petroleum and Natural Gas Consultants
Ralph E. Davis Associates, Inc.
1717 St. James Place
Suite 460
Houston, Texas 77056

Counsel
Cahill Gordon & Reindel LLP
80 Pine Street
New York, N.Y. 10005

Auditors
WeiserMazars LLP
135 West 50th Street
New York, N.Y. 10020

Transfer Agent
Registrar and Transfer Co.
10 Commerce Drive
Cranford, N.J. 07016
Tel: (800) 368-5948
(908) 497-2300
Website: www.rtco.com

A copy of the Trust's Form 10-K Annual Report for fiscal 2013 as filed with the Securities and Exchange Commission will be sent upon written request to John R. Van Kirk, Managing Director, P.O. Box 456, Red Bank, New Jersey 07701. In addition to the 2013 10-K, other pertinent filings and documents are available at the Trust's website, www.neort.com